FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of March 2012

Commission File Number: 000-30666

NETEASE.COM, INC.

26/F, SP Tower D

Tsinghua Science Park Building 8

No. 1 Zhongguancun East Road, Haidian District

Beijing 100084, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

N.A.

The index of exhibits may be found at Page 2

NETEASE.COM, INC.

Form 6-K

Page
Signatures	Page 3
Notice of Extraordinary General Meeting of Shareholders to be Held on March 29, 2012	Exhibit 99.1
Proxy Statement for Extraordinary General Meeting to be Held on March 29, 2012	Exhibit 99.2
Form of Proxy Card for Holders of Ordinary Shares	Exhibit 99.3
Form of Voting Instruction Card to The Bank of New York Mellon for Holders of American Depositary Shares	Exhibit 99.4

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SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NETEASE.COM, INC.

	By:	/s/ Onward Choi
	Name:	Onward Choi
	Title:	Acting Chief Financial Officer

Date: March 7, 2012

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